AllianzGI Convertible & Income II Fund Annual Shareholder Meeting Results

The Fund held its annual meeting of shareholders on June 30, 2016. Shareholders voted as indicated below:

Convertible & Income II:	Affirmative	Withheld Authority
Re-election of Alan Rappaport*—Class I to serve until the annual meeting for the 2019-2020 fiscal year	7,793	575
Re-election of James A. Jacobson*—Class II to serve until the annual meeting for the 2017-2018 fiscal year	7,793	575
Re-election of William B. Ogden, IV—Class I to serve until the annual meeting for the 2019-2020 fiscal year	62,503,555	3,302,111
Election of A. Douglas Eu†—Class III to serve until the annual meeting for the 2018-2019 fiscal year	62,499,895	3,305,771
Election of Barbara R. Claussen†—Class I to serve until the annual meeting for the 2019-2020 fiscal year	62,454,757	3,350,909
The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. F. Ford Drummond, Bradford K. Gallagher, Hans W. Kertess, James S. MacLeod and Davey S. Scoon continued to serve as Trustees of the Fund.

* Messrs. Rappaport and Jacobson were elected by preferred shareholders voting as a separate class. All other trustees of Convertible & Income II were elected by common and preferred shareholders voting together as a single class.

† Interested Trustee